COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Note 4 — accounting for foreclosed assets; Note 9 — accounting for derivatives; Note 12 — amortization of goodwill; and Note 19 — accounting for stock-based compensation, to the financial statements as at and for the year ended October 31, 2003 and 2002, and for each of the years in the three-year period ended October 31, 2003. Our report to the shareholders dated November 25, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants	Chartered Accountants

Toronto, Canada
November 25, 2003

PricewaterhouseCoopers LLP and KPMG LLP act as joint auditors to the Bank of Montreal. PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity. KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.